Exhibit 9

June 6, 2025

Intuitive Machines, Inc.

13467 Columbia Shuttle Street

Houston, TX 77059

Re: Request for Approval of Pledge of Intuitive Machines, Inc. Common Stock

Ladies and Gentlemen:

The undersigned, Dr. Kamal Ghaffarian, Chairman of the Board of Directors of Intuitive Machines, Inc. (the “Company”) proposes to enter into a credit facility (the “Credit Facility”) between the undersigned and/or one or more of the undersigned’s affiliates, as borrower (the “Borrower”) and the applicable lender(s) party there (the “Lender”) and to pledge as security for the Credit Facility an aggregate of 3,494,768 shares (the “Pledged Shares”) of Class A common stock, par value $0.0001 per share (the “Common Stock”) beneficially owned by the Borrower. Under the Company’s Insider Trading Compliance Policy and Procedures (the “Trading Policy”), the undersigned is prohibited from pledging Company securities as collateral for a loan except with the specific pre-approval by the Company’s Compliance Officer (as defined in the Trading Policy) upon request for an exemption. The undersigned hereby requests that the Compliance Officer consider and approve the pledge of the Pledged Shares in accordance with the Trading Policy and, in that connection, hereby warrants and represents to, and agrees with, the Company as of the date hereof:

1. The number of Pledged Shares does not exceed 10% of the total shares of Common Stock beneficially owned by the undersigned.

2. Assuming the borrowing of all amounts available under the Credit Facility, the aggregate loan amount would not exceed 10% of the fair market value of the total shares of Common Stock beneficially owned by the undersigned based on the closing price for the Common Stock on The Nasdaq Stock Market LLC on June 6, 2025.

3. The Borrower has the financial resources and ability to repay all amounts under the Credit Facility when due without recourse to the Pledged Shares, and the assuming the borrowing of all amounts available under the Credit Facility, the aggregate loan amount would not exceed 5% of the undersigned’s net worth as reflected in the most recent financial information available.

4. The undersigned understands that the decision to allow the Lender to foreclose on Pledged Shares rather than repay applicable amounts under the Credit Facility or pledge additional or substitute collateral may be deemed to violate the Company’s Trading Policy and applicable rules and regulations of the U.S. federal securities laws, unless made in compliance with the requirements of the Company’s Trading Policy and such rules and regulations. In furtherance of the foregoing, the undersigned agrees to take such action under the Credit Facility as may be necessary to ensure that a liquidation of Pledged Shares does not occur, except in compliance with the Company’s Trading Policy and applicable rules and regulations of the U.S. federal securities laws (and not, for clarity, at any time when the undersigned is in possession of material nonpublic information with respect to the Company).

[Signature Page Follows]

Sincerely,

/s/ Dr. Kamal Ghaffarian
Dr. Kamal Ghaffarian

Acknowledged and Agreed:

INTUITIVE MACHINES, Inc.

By:	/s/ Anna Chiara Jones
Name:	Anna Chiara Jones
Title:	General Counsel and Corporate Secretary